                                        Filed by Palm, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: Extended Systems Incorporated
                                                  Commission File No.: 000-23597


TRANSCRIPT FROM CONFERENCE CALL AND WEBCAST REGARDING PROPOSED TRANSACTION ON MARCH 6, 2001:

Good afternoon.

Judy Bruner, Palm's chief financial officer.

Here with me in Boise are Carl Yankowski, Palm's chief executive officer, Steve Simpson, Extended Systems' president and chief executive officer and president and Carla Rosa, Extended Systems' chief financial officer. It is my pleasure to welcome security analysts, shareholders and others listening today to the Palm and Extended Systems conference call. Today's conference call and accompanying slide materials include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual events and results to differ materially. These risks and uncertainties are discussed in detail in our respective companies' SEC filings and in our joint press release. To adhere to the SEC's guidance on fair and open disclosure, we have made this conference call publicly available via web cast and phone, and we will post our conference call comments on both Palm.com and Extended Systems' websites. Carl Yankowski, Palm's Chief Executive Officer will share his thoughts and observations on the acquisition of Extended Systems and how it helps us achieve our strategic objectives. Steve Simpson, Extended Systems' president and chief executive officer will follow Carl. He'll provide additional remarks about Extended Systems' business, customers and partners and how this transaction benefits Extended Systems' stakeholders. I will conclude with financial details of the transaction. Now, I'll turn the call over to Carl Yankowski, Palm's chief executive officer.

Carl Yankowski:

Thank you Judy. And thank you all for joining us this afternoon. I am very excited about this acquisition and let me tell you why. Today's announcement that Palm has reached a definitive agreement to acquire Extended Systems is a very critical step in our execution of our mobile and wireless strategy. The acquisition strengthens our mobile and wireless solutions capabilities, particularly in the enterprise area, and the acquisition adds valuable assets to our company. Over the past year and a half, we have entrenched and enhanced our mobile solutions capabilities by purchasing other best-of-breed companies: Our most recent acquisition, WeSync provides us with group, wireless, and web synchronization capabilities. Our Actual Software purchase provided Palm with a robust and universal email client and conduits. Our AnyDay.com purchase provided Palm with the foundation for our wireless Personal Information Management strategy and MyPalm portal, which has been very well received; and our Smartcode purchase provided Palm with communication stacks and associated engineering capabilities in Montealea. These previous acquisitions have helped us build on our mobile and wireless solutions and take a leadership position in the emerging enterprise market, and today's announced acquisition of Extended Systems will set the stage to extend that leadership and provide Palm with a gateway into the office of the CIO directly.

Palm has good representation in the enterprise today, as you all know. More than 140 Fortune 500 companies have put Palm on their standards lists. Our customer surveys indicate that more than 40 percent of Palm's handheld units are paid for or reimbursed by companies, and 80 percent of Palm handheld computers are synched at work. This penetration in the enterprise has largely been a result of our great handheld products and personal productivity solutions -- solutions that employees have brought into their organizations through the "back door." However, corporate IT managers tell us they want a more comprehensive mobile and wireless solution that will enable "front door" handheld solution deployment. We hear this all the time. That means that they want a solution that allows them to manage handheld productivity tools more easily within their IT infrastructure. They want a solution that is platform and device neutral. They want a server-based synchronization platform to connect mobile devices to all of their business applications, such as traditional legacy applications, ERP applications, CRM applications and some of the newer client/server applications.

Now, Extended Systems -- together with Palm -- will be able to provide this comprehensive mobile solution for corporate IT managers. Just what the CIOs are asking for. Extended Systems is leading the mobile solutions industry with its server-based software. Extended Systems' products and services facilitate mobile information management, letting users access, synchronize, collect and retrieve information behind the firewall. Extended Systems' middleware is going to let us offer a single server-based synchronization and management architecture that will give CIOs a platform from which to integrate their current application infrastructure, supporting multiple platforms, groupware, and devices including Palm solutions over time. And by offering consistent service delivery across platforms, and lowering total cost of ownership through centralized systems management, software distribution, fewer APIs, and greater choice of services and solutions, our customers can reduce or contain costs while improving the effectiveness and efficiency of their work force.

The acquisition of Extended Systems will also provide us with the opportunity to sell additional Palm-branded handheld solutions, as well as mobile infrastructure software, services, and support into the enterprise. And these new revenue sources provide us with high margin business opportunities, consistent with our strategy. Today's announcement significantly strengthens our ability to reach our goals and become a clear leader in the emerging mobile and wireless enterprise arena.

In addition to Extended Systems' current product set, the acquisition also provides Palm with a very strong management team, and over 100, new people in engineering, focused solely on the enterprise market, an experienced, direct enterprise sales and support force that complements our existing enterprise sales staff as we bring them together and a large installed base of enterprise customers, including more than 1,000 corporate customers worldwide at major institutions; including Morgan Stanley Dean Witter, Goldman Sachs, British Airways, International Paper and Cadbury Schweppes, Deimler Chrysler, and Orange.

As I said earlier, today's mobile enterprise solutions market is small and fragmented, but it is expected to grow rapidly, and we think it is a major opportunity for growth for Palm. While less then 10% of all handheld devices are deployed or supported by corporate IT departments today, according to analysts at IDC; these same analysts expect that the company-deployed segment of the market will grow significantly faster than the overall handheld market in the coming years, so we're well positioned here. It is clear that providing CIOs with the tools they need, will help Palm ride the upcoming wave of company-deployed solutions, and we plan to do this with a 1-2-3 strategy.

First, we will provide the market with devices and specific horizontal applications -- like mobile access behind the firewall, email and productivity applications -- made possible by Extended Systems' XTNDConnect server synchronization hardware. Secondly, we will provide CIOs with the middleware infrastructure that is system and platform neutral. Extended Systems' infrastructure lets IT managers extend their enterprise legacy investments in IT infrastructure and business applications to their mobile work forces while giving them the flexibility to seamlessly make system and platform changes in the future. And three, we offer enterprises the services they need to connect legacy systems and business applications to their mobile work forces through a Mobile Services Bureau and our expansive list of enterprise partners.

To embrace the much larger enterprise team gained through the acquisition, focus the appropriate resources on all our customers across Palm, and to take full advantage of the growing enterprise mobile opportunities, we have aligned our organization structures around three new business groups. Our new organizational structure recognizes the importance of these three primary customer groups - the same ones we've always talked about - the enterprise, the individual, and our licensees. Palm Enterprise Solutions Group or ESG, incorporates several of Palm's enterprise-focused groups, including the current enterprise organization that reports to Palm VP, Jerry Jalaba. When the transaction closes with Extend, Extended Systems will be folded into ESG and its president and CEO, Steve Simpson, will assume the general manager role of the new, larger group, and be responsible for Palm's new mobile and wireless services infrastructure business overall.

Palm's Individual Solutions Group,or ISG, includes Palm's handheld device and mobile and wireless solutions, and is responsible for products used by individuals; such as consumers, students and other professionals. Our chief marketing officer, Satjiv Chahil, is leading this group until a permanent general manager is named, and that's in the works.

Our Palm Platform Solutions Group, or PSG, includes the Palm OS, licensing and partnerships. And Alan Kessler, who is already responsible for these areas, is going to be the unit's general manager.

We believe that this very clear and focused customer facing structure will enhance how we interact with our customers, and further our ability to execute on our mobile and wireless solutions strategy. For a little more perspective, let me now turn the call over to Steve. Steve...

Steve Simpson:

Thank you Carl.

For those not familiar with Extended Systems, a couple of quick facts: We are based in Boise, Idaho, and have international offices in the UK, Germany, France, Italy. The Netherlands, and Singapore. We have over 1,000 customers in various stages of implementing mobile applications, and employ approximately 380 people worldwide. We employ approximately 380 people worldwide. As Carl mentioned, we are the leader in our space, providing mobile information management solutions that let users access, collect, synchronize, and print information on demand.

Let me tell you a little about our leadership services and products that will form the core of Palm's new Enterprise Solutions Group, our customers and key partners. Building on our strong product offerings with the Extend Connect family of products, we are able to bring the type of advice management and cross platforms force required by today's mobile oriented IT organization. With these tools, the IT team is enable to deploy real strategic business applications to the mobile work force. We are able to meet their security, reliability, ease of deployment, support and management needs. Our ability to provide this make this deploy very accounts effective, with the corporate IT team and allows us to manage these capabilities behind the firewall.

Extended Systems also conducts business in areas that are NOT strategic to Palm and our shared vision. Consequently, we plan to exit these non-strategic businesses, including our Internet hardware and print server businesses. As we have more details on these activities, we will share them with you.

Now, the most important part for Extended Systems stakeholders. By joining Palm, Extended Systems receives a number of important benefits, including leverage of Palm's brand and leadership in the handheld solutions marketplace, access to additional financial, engineering, and human resources to reach and deliver solutions to enterprises more effectively, support from Palm's large developer community, now numbering over 145,000 developers, strengthens and shares our strategic relationship and expanded access to other of Palm's strategic partners.

Our stockholders will also benefit from the acquisition. By converting their Extended Systems shares into Palm shares at a premium to our current stock price. By owning a company with increased stock float and liquidity and most importantly, realizing greater prospects for success and profitability -- leading the rapidly growing mobile solutions market.

Let me turn the call back to Judy for a few words about the financial aspects of today's announcement.

Judy Bruner:

Thank you Steve. Let me summarize the major financial points from today's announcement.

Under the terms of the agreement, the number of Palm shares to be exchanged for each Extended Systems share will be determined by a floating exchange ratio within a range bounded by $16.60 per Palm share on the low end and $22.00 per Palm share on the high end. The exchange ratio will float within a range of Palm stock prices of $16.60 and $22.00 per share to provide Extended Systems stockholders with a fixed price of $22.00 per share. Palm's trading price for the purpose of determining the exchange ratio is based on the average Palm closing price for the ten trading days ending two days prior to Extended Systems' stockholders meeting to vote on the transaction.

If Palm's trading price is outside this range, the exchange ratio will be fixed. In the event Palm's trading price is $16.60 per share or below, Extended Systems shareholders will receive 1.325 shares of Palm stock for each share of Extended Systems they own. In the event Palm's trading price is $22.00 per share or higher, Extended Systems stockholders will receive one share of Palm stock for each share of Extended Systems they own.

Based on the current Palm stock price the proposed transaction is valued at approximately $264 million representing a premium of 12% over Extended Systems closing price on March 5. Palm will account for this transaction using the purchase method of accounting. Completion of the transaction is subject to regulatory and Extended Systems' stockholder approval.

The acquisition is expected to close in our first quarter of fiscal year 2002, likely in June. We expect the transaction to be diluted to Palm's operating income in our fiscal year 2002, in the neighborhood of $15 million as we exit certain non-core businesses that Extended Systems currently operates in and invest in the strategic mobile and wireless solutions elements of our new ESG unit.

We will be providing further guidance with respect to our fiscal year 2002 on our upcoming March 27 earnings conference call.

Operator, we'd now like to open the call to questions.

If there are any questions on the phone lines, please press the star 1 on your touchtone phone. If you are using a speaker phone, pick up your handset and press the star 1 at that time, Please go ahead with your question. The first question is from Andrew Neff of Bears Stearns. Go ahead please.

Andrew Neff:

Okay, a couple of things. One is in this entire buy, I guess maybe Carl if you can just sort of give us a couple of specific examples of where Extended - you know, what they do for their customers, give us a sense of what - how this ___ with what Palm does. Two, just to understand the numbers that you're saying there could be additional, somewhere between 12 and 16 million shares roughly it looks like. Three, I know you said you wanted to wait until you're at quarter, but you're just ending your quarter. Any update on business conditions. And four if you could explain in the reorganization, I just wanted to understand are the products going to be in ISG and the ESG is just the services division, and the OS is going to be separate, can you just clarify that?

Carl Yankowski:

A couple of questions there.

Judy Bruner:

Carl do you want to take the first one

Carl Yankowski:

Yeah. Let's see the first question is the question of the value added, Andy and the value added obviously we've been focused on applications into the enterprise but we know applications can either stand alone or they can be built in on top of an overall corporate CIO infrastructure. And, we think that what we are getting in this particular case is the infrastructure in the case of e-mail that can make an integral part of an ongoing corporate systems services management. That, the extended systems will offer to our customers the CIOs. It will be regular ongoing support, it won't simply be an add on or a chewing gum and baling wire. Steve, maybe you'd like to add a little bit to that.

Steve Simpson:

Yeah, I think what we bring is really the infrastructure to allow our corporate IT customers to really take Palm devices, as well as other popular mobile devices from a personal use to a really strategic platform. A platform that strategic applications will be deployed on. And to do that you have to have the infrastructure software that provides the reliable connectivity, security, management, and other features that a corporate IT organization has to have to really be able to deploy serious applications. That's what we bring to the party.

In conjunction with this fact that we have been very successful in delivering these solutions to cooperate IT organizations all over the world, particularly in Europe and North America.

Carl Yankowski:

Andy would you restate your second question please.

Andy Neff:

The second question was in terms of just the shares outstanding - the incremental shares outstanding, it sounds like it's an incremental 12 if you use the low end, or 15.9 million. Is that accurate?

Judy Bruner:

That is approximately true, Andy. The Extended Systems has about 10.8 million shares outstanding today and then there are also options that will be assumed as part of the transaction. And the current exchange ratio ranges as I said from 1 to 1.325.

Andy Neff:

And Judy do you want to give us any update on business as the quarter has ended?

Judy Bruner:

No, we will be giving an update on our third quarter on March 27 as planned.

Andy Neff:

The other question was just in terms of the organization ___ just clarify are the products actually going to be in ISG, is that where the devices are all going to be. Is that separate from Alan's area which is gonna just be the OS?

Carl Yankowski:

Alan's area will just be the OS and he's going to focus on the OS. This is something he's wanted to do, and we've wanted to do for some time and the time is now to do this. In the individual business units, there will actually be creating devices. But the market specifications for particular devices that flow into the enterprise space as well as the overall solutions and infrastructure will be driven by the enterprise solutions group, but executed by the individual groups.

Andy Neff:

(Can't hear)

Carl Yankowski:

I think it just keeps us right on track because we were already in good shape and this just, if you will gives us a greater confidence that we can delivery that to more people faster.

Andy Neff:

Thank you.

Operator:

The next question is from Vic Madda, Goldman Sachs.  Please go ahead.

Vic Madda:

Thank you, I appreciate the question here. Can you give us further color on the support for e-mail based on the collaborate efforts not Extended and Palm? That's part one I guess of the other question which is how would the Ethernet cradle strategy be affected also as part of this announcement?

Carl Yankowski:

I'll take the - this is Carl Vic. I'll take the second one first and I'll let Steve get at the first one in terms of e-mail. But basically Ethernet cradle has got us behind the firewall if you will as an add on, but it certainly was not overall infrastructure and a broad based glue if you will to build a mobile wireless deployment on. It was an ability for people to come into the enterprise, to hot synch their server as individuals to a particular system, but certainly didn't provide any type of overall infrastructure support.

What Steve's group is going to do is provide us a much broader infrastructure support and certainly now the hot synch server becomes a small piece, but an important piece of that overall solutions, glue, and infrastructure that he'll - he and his team will be providing.

As to e-mail, again, we'll be able not to just do a band-aid behind the firewall in terms of a CIO's desire to leverage e-mail but we will be able to build it right into their mobile infrastructure system on a way that can be maintained on an ongoing basis and Steve maybe you want to add a little color to e-mail from your perspective there.

Steve Simpson:

Well I think if you look today, one of the key applications and key uses that we find in corporate environments are initially e-mail capabilities that we provide on a broad range of platforms, as well as of course, calendars, synchronization, information tasks, and contact information. As well as, and we believe of course, much more important moving forward is the ability to deploy strategic applications on this infrastructure. We provide

ODBC support today so that corporate databases can be accessed for applications on handheld devices, particularly the Palm platform.

Going forward we'll make that more sophisticated and more scalable offering. From an e-mail point of view, I think you've heard also from Carl and his team and we're certainly involved in providing e-mail push capabilities and other capabilities that will provide the next - really the next step in that type of capability.

Vic Madda:

Can you give us perhaps your best guess or a rough idea of how many end users you are actually providing e-mail support for today?

Steve Simpson:

Well it would be several thousands. I wouldn't have a precise number at this time, I'd have to go back and look at the total number of seats that we have currently licensed for Extend Connect server. But if I add them all up we have over 100,000 current seats utilizing Extend Connect servers. Almost in all cases, those users are using e-mail as one of the capabilities. Now they may be primarily using it as an application platform to deploy strategic applications, but invariably they still only use their Palm device or other devices as a e-mail platform as well.

Right now we have over 1,000 enterprise customers with quite a number of them with over 1,000 licensees each all typically maybe deploying strategic applications, maybe doing email primarily. Almost in all cases, even in those cases where they are doing strategic applications they also do email.

Carl Yankowski:

Vic this is Carl. I've got to add something here that I think is very very important and that is there's two way of looking at e-mail. One way you look at email is as a communication tool in terms of passing on information versus ____ and that's for example what I think Blackberry does today. The more powerful use of e-mail which as Steve and his team facilitated is e-mail in terms of some other type of information system where it actually transports specific types of data where you have an intelligent system that does more useful work, using e-mail as one point of leverage within that overall broader infrastructure and system. That's what we can get at that with Steve and Extended Systems which you can't get at with just some of the typical behind the firewall email applications that exist today.

Vic Madda:

Great, just one last question for Judy. Are there going to be any one time charges associated with this or could you give us any idea on an amortization schedule as well?


Judy Bruner:

Sure, Vic. There likely will be some one-time charges when we close the deal. Some related to business which we'll be exiting and others related to purchase and process technology. But in terms of good will amortization we won't really know those numbers until after we close the deal in our first quarter.

Vic Madda:

Great, thank you.

Operator:

The next question is from Rob Curra, ING Barron.  Go ahead sir.

Rob Curra:

Thanks very much. A couple of questions. Can you tell us where this will put you or where this will take Extended relationships with companies outside the Palm platform with Microsoft. I thought there was a relationship with Microsoft there. There's definitely support for other operating environments. Where is that going to go?

Secondly, I guess, this is maybe more of a theoretical strategy type question, but for Palm as you acquire companies like this, this big - honestly the largest, how do you sort of weigh the pros and cons every time you acquire something like this, you potentially take away from what third parties are doing in terms of the Palm economy which is such a big part of your future? How do you sort of make sure you're not conflicting with what third party software developers are doing in the - you know, how do you plan for that so you don't try to take up everything yourself and make the Palm economy not look so profitable for other people?

Steve Simpson:

Let me address the first part. This is Steve, as far as our current relationships with the strategic partners. We view this and we believe that most of our partners will view this as a very positive event. For example, both Extended Systems and Palm have very deep and strategic relationships with IBM. We also have relationships with Lotus and Tivoli. We expect that these will be strengthened by the fact that we are working together. We also have strong relationships with other players, such as Interact Commerce, and Symbol technology and others. We think this really will strengthen the relationship. We all recognize that our corporate enterprise customers, while they are primarily deploying their applications and capabilities on the Palm platform, they also will have a requirement for support of Pocket PCs and Palm type of devices and maybe others in the future. And we definitely are capable and are doing - are providing that kind of capability today and will going forward as we want to bring a full range of Palm capability to our enterprise customer and in many cases irrespective sometimes of the platform they might be using.

Carl Yankowski:

And Rob, this is Carl, with regard to the Palm economy, we think this is a net value add to the overall Palm economy. Because we've got 145,000 developers out there writing applications and we're going to be able now to partner these people in any way, shape, or form to make intelligent business sense to go start writing business applications for the core CIO and the enterprise space which they could not write for before, because we were one point applications, as opposed to obviously broader corporate applications.

So there's a whole new world now of sales force automation, customer resource management, logistic type systems that our developers will be able to open up themselves to. You start to couple this, also with the addition of SD expansion capability in our devices, 4 gig now going to a couple of gigs capacity, IO within a year or two and you start to say here's a very interesting new business opportunity for all of the Palm economy to start to tap into.

So we want to keep ratcheting up the basis if you will, so the Palm economy can start to grow upon and this is, if you will, again a tie that's going to lift all votes in the Palm economy because it affects everyone positively.

Rob Curra:

Thank you.

Operator:

The next question from Rich Gardner.  Go ahead.

Rich Gardner:

Thanks very much. I've got the multi-part question as well. The first is, how do you balance the desire to keep the solution multi-platformed and support as many different wireless devices and keep the CIO happy with your desire to obviously make sure that they are buying Palm as their preferred hardware platform and solution?

The second is how many direct sales people does Extended Systems have currently and what are the plans for building out that direct sales force now that you have the platform in place to go directly to large organizations?

The third is could you talk about some of the applications that existing enterprise customers are using the Extended Systems platform for and then finally, just give us some more detail on the architecture of the platform and how it fits together with Web clipping.

Carl Yankowski:

Okay I'll take the first one Rich and that's the balancing of this agnostistic, if you will, with the Palm brand. First of all we want ____ to be a platform that is branded device neutral. We think that's important to CIOs. That's a strong given walking in the door, but at the same time, this gives us the opportunity to develop systems that the CIO can evaluate to leverage the entire Palm system on top of this agnostic infrastructure.

So, from our point of view it's a net incremental opportunity for Palm for our revenue and profit growth. It doesn't take anything way from Steve and as a matter of fact the CIOs working with Extended Systems should be happy that they'll have even greater and richer opportunities to offer to the CIO over time. So we think in that sense it's a win/win.

In terms of the number of direct sales people, I will say we're going to combine our direct sales force with Steve's direct sales organization. I don't know the exact number that gives us. I think it's probably in the 40 to 50 person range, but Steve will talk about that as well as applications and architecture.

Steve Simpson:

Yes, to answer the direct sales investment, we have almost 30 direct sales people that are focused on the Extend Connect Server and that family and of course, as Carl points out we're excited about the fact that we'll be able to augment that team with some of the existing enterprise sales folks that are within existing Palm today. We'll have an even stronger team in the 40 to 50 range.

Also, what I think is very important here is where our sales people are deployed. We're very balanced. We have strong presence in, particularly in Germany and the UK and in our other ___ in Europe, as well as our presence in North America. And again that is one of our key strengths, because we've been able to really build the business with customers like Deimler Chrysler, and Orange, and British Airways and other customers within Germany, France, etc.

As far as applications today used by the enterprise. It' kind of interesting. Now our assumption has been that most enterprise customers were in the current mode where they kind of got into this because they had their users buying Palm devices, bringing them into the corporate environment and then have requirements to support those devices.

And so what we say in many cases was the initial implementation was NSynch from a server based capability, which was Exchange or Lotus Notes, etc. But we're seeing more and more corporate customers who will initially start in this space with a desire to deploy applications on mobile devices. They're starting to see the real value. They're starting to see the fact that a Palm is a very cost effective devices, it's a great form factor and if properly done applications can be used and very well done and very secured and very robust.

An example of that might be one-to-one which provides cellular phone service in Europe. Here's an example of a customer who first got in this space because they recognized the need to really automate the capabilities of their end user retail sales people. People who are going out in the field to work with the retailers who are selling cell phone services and cell phones. And here was a case where they recognized that they had a paper based system, very slow, very antiquated, yet they didn't want to make the kind of investment they'd have to make if they were to equip everybody with laptop computers and all the accessories and stuff that goes with that, plus it wasn't a very convenient form factor. But as soon as they saw the opportunity with the mobile handheld devices, they really recognized the real opportunity here to deploy strategic sales automation type of application. We're seeing more and more of that happening and we expect to see a lot more of that. And we also believe that's exactly what the greatest opportunity will be in providing that kind of capability and infrastructure for them to be able to do that.

Carl Yankowski:

And I'll just make one comment on the Web clipping. I think today Web clipping is largely deployed in the individual application space, but it's certainly a technology we can overlap for Internet or Intranet filtered data lockups in an efficient way so we'll be working on taking that to the marketplace ______

Operator:

Next question is from Andrew Neff, a follow up.

Andrew Neff:

Just a follow up. Judy, please clarify the delusive impact for next year, you said it was 15 million. How much of that is one time and how much of that is ongoing?

Judy Bruner:

The 15 million estimate that I gave was an estimate of the operating income ongoing delusive effecting fiscal year 2002, not counting any one time charges.

Andrew Neff:

And in terms of advisors that were used in transactions, can you tell us who those are and the evaluation comparable you may have used? Or the evaluation methodology, how you spoke with evaluation for it?

Judy Bruner:

The advisors on our side were Morgan Stanley Dean Witter.

Steve Simpson:

And our were JP Morgan HDQ.

Judy Bruner:

And there were a number of evaluation methodologies utilized in the transactions.

Andrew Neff:

Okay, thank you.

Operator:

The next question is from Matt Hoffman...please go ahead.

Matt Hoffman:

Well as one of the banks selling both stocks, we do understand the synergies this deal brings. But lets put a little bit on the valuation. You started to touch on in the last question. Extended Systems stocks have certainly jumped around here a bit. But Steve what really drove your decision for you guys to sell at this point in time. And then second, you mentioned the strategic enhancements with some of your partners like IBM, but does this make you more competitive with others like HP, you were actually competing in the PDA thing. Thanks.

Steve Simpson:

Thanks Matt, it's good to talk with you now that we're going to be part of Palm. I think the opportunity presented itself. That was one of the key reasons that we felt the time was right. We also could not imagine a better opportunity for Extended Systems and our shareholders than to be part of the Palm team.
Because, we felt like here was an opportunity to bring the greatest value to what Palm is doing and we see Palm as an extremely rapid growth in this space, coupled with very strong market share and I think even more importantly the determination to build that marketshare, it appeared to us that this is a tremendous opportunity for us and one, again, that we could really add value as well.

As far as our relationships with other partners. Again, as you know, because you've been working with us for quite a while, one of the hallmarks of what we provide is the capability of solutions that will support the popular platforms, the most popular being Palm of course, but the other Pocket PCs and...and others. As well as the popular back end applications as well as ODBC based and other applications.

And we will continue to provide that because we believe that's a very important part of what we do. We do believe there's a great synergy with relationships with the people like IBM. Both of us have strong working relationships. And others that we can really build on much more powerfully as a combined entity than we did as a separate - or separate entities.

Also, it's just really hard to really fathom the fact that Palm has over 145,000 developers developing applications and more and more of those applications that are strategic type of applications from corporate IT organizations, so it's a great opportunity.

Operator:

The next question is from Brian Long...Partners.  Please go ahead.

Brian Long:

Well hi, just was wondering if you could clarify one thing on the...when you went through the collar. Is there any walkaway based on Palm's stock price around this collar and are there any performance conditions that need to be met?

Steve Simpson:

(Turned tape over)

 ... that depended on how the Palm stock is performing, but our assumption is that we will consummate this deal, we think it is genuinely in the best interest of our stockholders and we think it is in the best interest of the Palm stockholders.

Judy Bruner:

Yes the deal is still subject to approval by Extended Systems stockholders. That's the primary thing that we have to hear from our standpoint.

Brian Long:

Okay, thank you very much.

Operator:

Next question is from Eddie Woo, TICP World Markets.  Please go ahead.

Tom Stefanz:

Actually this is Tom Stefanz. I just wanted to see you touch a little bit more on the timing or how the products are actually going to be integrated. You know Palm was obviously working on their own enterprise server product that was supposed to becoming out sometime in the next few months. So, what's going to happen with that development? Is it going to be combined with the Extended platform or - what will you be doing with that?

And also just if you could touch briefly on Bluetooth itself. I know that's a big part of Extend's business. You know this has been a slower adoption than people were expecting and you know, what is the timing do you think now for full market adoption of Bluetooth and when do you think they can get the chips down to the price where people might start integrating them into devices?

Carl Yankowsk:

All right, Tom, this is Carl. First of all, your first question about email and the fact that we said we would have a full e-mail and robust e-mail solution available in the second half of this year. We would have had that e-mail solution available and we do have it available with or without Extended Systems as an application.

The point being though it would have been a one-off application just like Blackberry is a one off application. As opposed to an application that can be interested into an entire corporate CIO infrastructure, have interrelationships with other corporate systems. So in that sense, if you will, we get a value added out of this, but we're still proceeding on the current path we were on.

 ...We are prepared to do what we said what we did without Extended Systems and now we can do even more....As to Bluetooth, to be frank with you, it's anybody's guess in terms of when the chip costs come down. We know we're seeing some systems, and limited use in the marketplace today. We're very excited about local transmission of Bluetooth from our type of devices from a screen to an earbud type device wirelessly as they combine application of voice and data management in the handheld form factor. We think that this is a very natural way, if you will of interoperating voice of an application on top of handheld computing.

But really I think there's more development that needs to be done in the R&D sense. The key is going to be the obviously the semiconductor manufacturing, getting the rejects rates down to a point where we have affordable chips and a reasonable supply to propagate this aggressively. I think that's a few years off. I can't give you a specific date, sorry.

Steve Simpson:

Again, I think, as Carl said, I mean Bluetooth is not unlike any of the other new technologies that we've rolled out. We've seen this in many others, where it takes a little bit more time than originally was expected. We do continue to be told that in the second half of the calendar year we should start to see the chip prices and availability getting in the range where you really can start make the economic capabilities deployed in handheld devices. That's certainly what we've been hearing from some of the large radio vendors. But, it's still going to take some time as Carl points out. Having the experience that we've had with mobile connectivity both in the infrared and now Bluetooth space, we believe the technology absolutely has a very key roll to play once the cost and performance of consideration can be bridged and I'm confident they will be.

Carl Yankowski:

And to just build on Steve's point, I think we're going to be very cautious here. That we do not overhype Bluetooth before it's commercially available. We don't want to get in a 3G type situation where we're promising the world before we can practically deliver the application or infrastructure handheld device or otherwise.

Tom Stefanz:

Just one more quick question regarding how many APIs in the two backend databases. How many - can you support Oracle and SAP and ...? How many have you actually created for this platforms and will be acceptable from a mobile site at this point?

Steve Simpson:

I think critically, of course understand that our current offering provides ODBC capabilities, so any ODBC compliant database can be utilized with Extend Connect servers going forward, of course we'll enhance those type of capabilities. But right now, we have customers who are deploying applications through the ODBC capabilities from a variety of those industry standard database architectures.

Carl Yankowski:

And it's Carl here. I'd just like to remind callers to press star 1 to ask questions please.

Tom Stefanz:

Thanks a lot.  Congratulations.

Carl Yankowski:

Thank you.

Steve Simpson:

We appreciate it.

Operator:

next question is Christine Chung from....  Please go ahead.

Ming Chung:

Hi, this is Ming Chung actually.  My question has been answered. Congratulations

Carl Yankowski:

Thank you very much, we're excited.

Operator:

The next question is Bill ...

Bill...

Congratulations. Got a couple of questions. On the sales side, does Extended Systems do anything through channels and going forward to you anticipate doing much through channels maybe supplemented by the sales force. In addition, Steve, you've got an agreement with Thinner Aps and that is in the groupware space. Could you clarify for me what they provide versus kind of what you provide and then, is there any duplication of kind of the WeSync functionality with Extended Systems synchronization? And lastly, is Barry Cottle kind of in the same role he was in before?

Steve Simpson:

Okay, let's get started here. First of all, as far as resellers, in the past in our hardware days we did a lot of business through the traditional resellers, who were also reselling PCs, etc., so we're quite familiar with the channel. If you look at how things have evolved for us, with our Extend Connect server product that is primarily a direct sale, where our sales reps work directly with corporate IT organizations, or work directly with partners such as IBM, who then resell our technology as in the case of the Webster

Everyplace Suite or IBM Mobile Connect, so more of an OEM type of sale.

We also work with application developers and that's something we've had a lot of experience with in the past. We expect going forward as we release new capabilities on the Extend Connect platform they will become even more important for us as a way to deploy more seats of Extend Connect servers. As far as duplication with WeSync, I guess Thin Air.

Steve Simpson:

Oh Thin Air, excuse me, I got once down the list. Looking at Thin Air as apps we were responding to what we really saw as a customer need and I think obviously that's the most important thing to do. In corporate environments, particularly interestingly enough in the investment and banking environment, which has ended up being a very large customer of ours, people like Goldman Sachs and Morgan Stanley, etc. They also needed to be able to provide Blackberry support as well as lap support. Hence our relationship with Thin Air apps.

And we expect going forward to enhance those kind of capabilities that we're currently able to provide with our OEM relationship with them in our Extend Connect product. As far as duplication of WeSync and it's...I guess I'm not really in a position to address those questions. I'll turn that over to Carl.

Carl Yankowski:

That's fine and just to come back with Thin Air apps. I know Jonathan and my role as a director of Safeguard obviously, which is a major shareholder in Thin Air. They have more applications focus and what we're really talking about is leveraging that application as far as the portfolio here of a broader infrastructure is one application vehicle. So, that's the way to think about Thin Air.

In terms of Barry, if you notice form my organization comments, we're actually developing solutions groups where the groups will have combined responsibility for both the devices, the infrastructure, and the content and access within each of these groups obviously, from an outbound licensing perspective, to an individual perspective, to an enterprise perspective.

Barry is going to play two roles here. He's going to drive for the individual group the overall solutions business, working with Satjiv Chahil. That's a good leverage of his skills and at a higher level he's going to continue to report to me. He's going to be our Chief Internet Officer as he focuses on the larger deals like the Sprint deal and other deals that we have been doing to more broadly leverage our cooperate solutions business across all areas of the company where they make sense. The AOL deal, the Young deals, etc. So that is what Barry is going to be doing. It's a perfect leverage of his skills. He's revved and excited or as he would say, Jazzed, as only a Missouri basketball player can say. And he and Satjiv are really prepared to attack that individual solutions group faced nicely as they continue to focus on the larger deals corporately and on the....

Bill:

Thank you. Yes, I was wondering if you would talk about some of the non-strategic business that you're going to be exiting and as well as what percentage of the revenue that that accounted for?

Carla Rosa

Yeah, sure. This is Carla Rosa with Extended Systems. The two business that we are looking to exit, the non-strategic business related to this acquisition include our legacy printing solutions business and our Internet hardware business. In our last quarter those two businesses were approximately 54% of our total revenue. Our total revenue last quarter was 13.8 million.

The revenue in our printing solutions business has been declining at a rate of about 30 to 35% over the last couple of years. So what we're doing here is really accelerating a decline that we've already seen in that business.

Internet, we've also been working a plan on reducing our focus in that area to focus on our mobile information management software and it's just accelerating and continuing with that plan.

Bill:

What exactly is the Internet hardware?  Can you go into more detail on that?

Carla Rosa:

The Internet hardware is an all in one Internet appliance device that allows the smaller or medium size business to have a single pipeline to the Internet that does serve as an e-mail server, it will host a Web page and gives that small office, again a single pipeline to the Internet.

Carl Yankowski:

And hi, this is Carl Yankowski. We only have time for two more questions because we've got to catch some airplanes here. So two more questions please.

Operator:

The next question is from Andrew Scott.  Please go ahead.

Andrew Scott:

Yes, order of magnitude, how many enterprise specific applications has extended to develop for how many companies. And how many developers at Extended Systems are dedicated to creating company specific applications?

Steve Simpson:

We actually are doing - providing the infrastructure for application developers to develop applications. We are not developing or competing with our application developer partners. We're providing the infrastructure for them to be able to deploy their applications into the mobile devices. So, we're very focused on that infrastructure capability, the management capabilities, the security, those type of things that make our corporate enterprise folks efficient and effective and then they look to application developers to build on that infrastructure.

Andrew Scott:

Then the follow up question would be what is Palm's idea going forward? How are you going to fill in this order in order to provide the complete solution, both hardware and software creating the applications...

Carl Yankowski:

Well I might mention, when you think about it 145,000 developers are working on the Palm platform developing applications and many of those quickly figure out that the real opportunity in this space, the real opportunity for making money is in providing enterprise type of application capabilities and that is very very important. In addition, we have people like Siebel, Oracle, SAP, Sybase and PeopleSoft who are deploying applications on the Palm platform in a corporate type of environment.

Okay, we have time for one more question, then I'll wrap.

Operator:

Your last question is from Jason Foster of ...

Jason Foster:

Hi, Carl. Thank you, I like to get in the last question here. Just three questions. With this new enterprise focus, would you kind of give us the sense of descending order of what articles you see the most opportunity in. Obviously telco, some of the big stuff in banks, but a little bit more detailed numbers there or candidates. And then, second, your acquisition case has definitely accelerated over the last couple of months. Can you refresh us on what areas you are focused on and how that has changed now? And then, also kind of speak this new reorganization is going to help you achieve those sort of goals and are you going to be breaking down revenue along those categories going forward.

Carl Yankowski:

Yeah, I will say in terms of vertical, we look at them from two different ways, both from an application point of view if you will and from a channel, or an aggregated channel point of view. You can take a look at healthcare, financial services, manufacturing retail, and then obviously the public sector, including government and the area of defense. For example, I was pleased to be a keynote speaker down in Montgomery, Alabama to the Department of Defense of 2,500 IT professionals just about nine months ago. Strong interest in these types of systems there.

From an enterprise app. point of view, I think we think about, as we mentioned earlier, customer relationships management, applying across all of these vertical. We think about enterprise requirements planning, applying from all of these vertical and then I mentioned logistics, which you can be specific and talk about supply chain management as being an area where I think we're going to target it initially.

But I think that's the one way we look at it. In terms of specific market expectations that we have here, obviously, we think that this enables us to deliver the business planning that we anticipated delivering when we started talking about the enterprise and Judy gave her original guidance of where we wanted it to be. Not only now, but three to five years out, returned revenue streams and the percentage of business with the enterprise.

We are not de-emphasizing, and this is important, the individual part of our business. What we're doing is we're adding a powerful component on top of the already strong individual components of our business in the enterprise legacy side. We're already number one in the enterprise with individuals. That's the so called, if you will, back door that I was talking about. Now we're going to have an opportunity to be number one in the front door too and have a long term relationships with the CIO. Because most of them are saying we love Palm, you've just got to give us some kind of...we prefer to be with you than those other folks and Steve and Extended Systems are going to give us that.

Steve Simpson:

I'd like to add a little something to what Carl just said in the fact that don't forget even when we're talking about enterprise application, the user experience has to be a very positive one and the Palm platform provides a superior user experience than anything available today.

Carl Yankowski:

Yeah, and this...of Palm I think that we talked about in the individual space, we plan to fully translate that to the enterprise space as well in terms of classy, elegant design in easy to use systems both in the software infrastructure in the gooey point of view, from a device point of view, and from some other things that wrap them together.

I want to thank all of you for being on the call here with us today. I apologize for the delay, but we think it was worth it. We think we've got a great marriage here. I want to thank Steve and his team for participating and welcome them very warmly to the Palm economy and the Palm family.

We look forward to Steve's leadership in his team in helping us drive profitability for our shareholders mutually and to this enterprise space.

For those of you who will be in the Los Angeles area tomorrow for the Morgan Stanley Dean Witter conference, we are on our way down there and I'll be speaking there and 7 am tomorrow morning and also on March 27 obviously I'll be talking to you on our next conference call to give you an update on how we're performing and where we go from here.

So, I want to thank you very much and we wish you well.

END

Additional Information and Where to Find It
-------------------------------------------

     In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus, when they become available because they will contain important information about the proposed merger. Investors should read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's website at http://www.sec.gov. Free copies of the registration statement (when
           ------------------
available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm.

     Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy-statement prospectus, when available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 20, 2000. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov and from Extended Systems.
           ------------------

This transcript contains forward-looking statements about the impact of Palm's acquisition of Extended Systems. These statements are subject to many risks and uncertainties, including regulatory review and approval of the transaction, approval by the Extended Systems stockholders, the need for the company to successfully integrate Extended Systems' employees, products and operations, the need for the combined company to successfully develop new products and services, and the demand for mobile and wireless products. Additional risks will be set forth in a Registration Statement on Form S-4, to be filed with the SEC in connection with this transaction in the coming weeks.